ALLEGHANY CORPORATION
7 Times Square Tower
New York, New York 10036
April 22, 2011
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alleghany Corporation Form 10-K for the Year Ended December 31, 2010 File Number: 001-09371
To the Members of the Securities and Exchange Commission:
     The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated April 8, 2011, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2010 Form 10-K. All references in the following information to page numbers in the 2010 Form 10-K are to pages in the EDGAR version of such document.
     In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2010 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 22, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates-Investments Impairments, page 40
1. You disclose that an equity security is considered impaired if it declines in fair value for 12 months or more or if its decline in fair value is greater than 50%, absent compelling evidence to the contrary. Although dependent on specific facts and circumstances, it is very possible for a security to be considered other than temporarily impaired if fair value is less than amortized cost for less than 12 months or if the decline in value is less than 50%. Please tell us how your accounting policy considers these possibilities and, provide us proposed disclosure, as applicable, to be included in your financial statement accounting policy note in future filings. Please refer to SAB Topic 5M.
     RESPONSE: Pursuant to Alleghany’s accounting policy with respect to a decline in value of equity securities, Alleghany initially evaluates all such securities that are in an unrealized loss position, regardless of the duration or severity of the loss, as of the applicable balance sheet date. Such initial review consists primarily of assessing whether:
(i)	there has been a negative news event with respect to the issuer of any such equity security (irrespective of the duration or severity of its loss) that could indicate the existence of an other-than-temporary impairment; and

(ii)	Alleghany has the ability and intent to hold any such equity security for a period of time sufficient to allow for an anticipated recovery (generally considered to be less than one year from the balance sheet date).
     To the extent that an equity security in an unrealized loss position is not impaired based on the initial review described above, Alleghany then further evaluates such equity security and deems it to be other-than-temporarily impaired if its decline in fair value has existed for twelve months or more or if its decline in fair value from its cost is greater than 50 percent, absent compelling evidence to the contrary.
     Alleghany then evaluates all remaining equity securities that are in an unrealized loss position the cost of which (i) exceeds their fair value by 20 percent or more as of the balance sheet date or (ii) has exceeded their fair value continuously for six (6) months or more preceding the balance sheet date. This evaluation takes into account quantitative and qualitative factors in determining whether such equity securities are other-than-temporarily impaired, including:
•	market valuation metrics associated with the equity security (e.g., dividend yield and price-to-earnings ratio);

Securities and Exchange Commission
April 22, 2011

•	current views on the equity security, as expressed by either by Alleghany’s internal stock analysts and/or by independent stock analysts or rating agencies; and

•	discrete credit or news events associated with a specific company, such as negative news releases and rating agency downgrades with respect to the issuer of the investment.
     In response to the Staff’s comment, Alleghany proposes to include disclosure substantially similar to that set forth in Appendix A hereto in its financial statement accounting policy for investments in future filings, and will include such disclosure in the investments footnote of its Report on Form 10-Q for the period ended March 31, 2011.
Note 3 Investments, page 83
2. You have investments of $1.2 billion in states, municipalities and political subdivisions that comprise 37% of equity. Please tell us about the following as of December 31, 2010:
•	The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties;

•	The amortized cost and fair value of general obligation and special revenue bonds rated investment grade by the credit rating agencies that are trading at credit spreads different than you would expect for the credit rating assigned;

•	The nature and primary revenue sources for your special revenue bonds that comprise 60% of your states, municipalities and political subdivision portfolio; and,

•	Your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis and selection process. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.
     RESPONSE: Set forth in Appendix B hereto is a listing of Alleghany’s states, municipalities and political subdivision bonds (the “Bonds”) showing amortized cost, fair value, the actual credit rating (the “Actual Rating”) and, if insured, the credit rating as if

Securities and Exchange Commission
April 22, 2011

uninsured (the “Uninsured Rating”). The aggregate total amount of the Bonds is $1,058.1 million on the basis of amortized cost and $1,068.5 million on the basis of fair value, which agrees to various tables which reflect such Bond holdings included in the 2010 Form 10-K.
     With respect to the Staff’s request to provide information relating to Bonds rated investment grade by the credit rating agencies that are trading at credit spreads different than we would expect for the credit rating assigned, our procedures for evaluating investments in the Bonds, which are described in more detail below, primarily involve an internal analysis of the creditworthiness of the issuing entity. The Actual Rating or Uninsured Rating of the Bonds are factors in the process, but not primary factors. Consequently, we do not develop or record credit spread expectations for such Bonds and thus are not in a position to evaluate credit spreads in this manner.
     Set forth in Appendix C is a summary of the nature and primary revenue sources of the special revenue bonds included in our Bond portfolio.
     Alleghany’s procedures for evaluating investments in the Bonds primarily involve an internal analysis of the creditworthiness of the issuing entity. Such an assessment involves, as applicable:
•	the evaluation of the nature and current (and estimated future) value of any underlying collateral, particularly relative to the value of the Bond;

•	the evaluation of published financial statements of the issuing entity, its financial condition and the nature of past, current and estimated future net cash flows available to support the Bond;

•	the evaluation of the terms of the Bond, including coupon, maturity date, subordination to other debt securities, and any special provisions that may, for example, enable either Alleghany (as the investor), or the issuing entity, to redeem such security at its election prior to its scheduled maturity date; and

•	the evaluation of the overall risk-return profile of the Bond relative to the overall risk-return profile of all other debt securities within our investment universe (which includes U.S. Government obligations, mortgage and asset-backed securities, foreign bonds and corporate bonds) at the time of investment.
     The Actual Rating or Uninsured Rating of the Bond may be a factor in Alleghany’s internal credit analysis, but it is not a primary one.

Securities and Exchange Commission
April 22, 2011

     The procedures for evaluating the investments in the Bonds described above are not designed to enable Alleghany to determine whether the credit ratings assigned by the credit rating agencies were significantly different than our expectations and thus we are not in a position to make any conclusions relating thereto.
3. Please provide us proposed disclosure to be included in future filings showing the types of securities and the amounts that are guaranteed by third parties along with their credit rating with and without the guarantee from the third parties for all of the applicable securities.
     RESPONSE: Alleghany included this type of disclosure in its Annual Reports on Form 10-K prior to the 2010 Form 10-K. However, as disclosed on page 63 of the 2010 Form 10-K, in 2010 the impact of insurance provided by third party financial guaranty insurance companies was not significant to the Actual Ratings for such Bonds. In this regard, compared on the basis of fair value, at December 31, 2010 there was not a material difference in the proportionate distribution of the Bonds amongst the rating categories, as illustrated below:

States, Municipalities and Political Subdivision Bonds
	% of Total Fair Value	% of Total Fair Value
	Based on Lowest	Based on Lowest
Ratings Category	Actual Rating	Uninsured Rating
AAA / Aaa	22.0%	22.5%
AA / Aa	63.0%	61.1%
A / A	13.4%	15.7%
BBB / Baa	1.5%	0.5%
Below BBB / Baa	—	—
Not rated	0.1%	0.2%

Total	100.0%	100.0%

Total fair value (millions)	$1,068.5	$1,068.5
     The lowest rating published by either Standard & Poor’s, Moody’s or Fitch is used above. Some rating agencies that publish the lowest Actual Rating for a Bond do not always publish an Uninsured Rating for that Bond. Thus, another rating agency may be used to provide the lowest Uninsured Rating. This may result in the anomaly of a Bond having a higher Uninsured Rating than its Actual Rating.
     In response to the Staff’s comment, Alleghany proposes to include disclosure substantially similar to that set forth in Appendix D hereto in its future filings to the

Securities and Exchange Commission
April 22, 2011

extent such disclosure is meaningful and material to investors. If such disclosure is not meaningful and material to investors, Alleghany proposes to disclose the immaterial impact of insurance from third party financial guaranty insurance companies, similar to the disclosure set forth on page 63 of the 2010 Form 10-K.
* * *
     Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,
/s/ Roger B. Gorham
Roger B. Gorham
Senior Vice President

APPENDIX A
Marked to Show Substantive Changes from the 2010 Form 10-K
     Alleghany holds it equity and debt securities as available for sale, and as such, these securities are recorded at fair value. Alleghany continually monitors the difference between cost and the estimated fair value of its investments, which involves uncertainty as to whether declines in value are temporary in nature. If a decline in the value of a particular investment is deemed temporary, Alleghany records the decline as an unrealized loss in stockholders’ equity. If the decline is deemed to be other than temporary, Alleghany writes it down to the carrying value of the investment and records an other-than-temporary impairment loss on its statement of earnings, regardless of whether Alleghany continues to hold the applicable security. In addition, under GAAP, any portion of such decline that relates to debt securities that is believed to arise from factors other than credit is recorded as a component of other comprehensive income.
     Management’s assessment of a decline in value initially involves an evaluation of all securities that are in an unrealized loss position, regardless of the duration or severity of the loss, as of the applicable balance sheet date. Such initial review consists primarily of assessing whether:
(i)	there has been a negative news event with respect to the issuer of any such security (irrespective of the duration or severity of its loss) that could indicate the existence of an other-than-temporary impairment;

(ii)	Alleghany has the ability and intent to hold an equity security for a period of time sufficient to allow for an anticipated recovery (generally considered to be less than one year from the balance sheet date); and,

(iii)	it is more likely than not that Alleghany will sell a debt security before recovery of its amortized cost basis.
     To the extent that an equity security in an unrealized loss position is not impaired based on the initial review described above, Alleghany then further evaluates such equity security and deems it to be other-than-temporarily impaired if its decline in fair value has existed for twelve months or more or if its decline in fair value from its cost is greater than 50 percent, absent compelling evidence to the contrary.
     Alleghany then evaluates all remaining equity securities that are in an unrealized loss position the cost of which:
(i)	exceeds fair value by 20 percent or more as of the balance sheet date; or

A-1

(ii)	has exceeded their fair value continuously for six (6) months or more preceding the balance sheet date.
This evaluation takes into account quantitative and qualitative factors in determining whether such securities are other-than-temporarily impaired including:
•	market valuation metrics associated with the equity security (e.g., dividend yield and price-to-earnings ratio);

•	current views on the equity security, as expressed by either by Alleghany’s internal stock analysts and/or by independent stock analysts or rating agencies; and

•	discrete credit or news events associated with a specific company, such as negative news releases and rating agency downgrades with respect to the issuer of any such security.
     To the extent that a debt security that is in an unrealized loss position is not impaired based on the initial review described above, Alleghany will consider a debt security to be impaired when it believes it to be probable that Alleghany will not be able to collect all amounts due under the security’s contractual terms.
     Alleghany may ultimately record a realized loss after having originally concluded that the decline in value was temporary. Risks and uncertainties are inherent in the methodology Alleghany uses to assess other-than-temporary declines in value. Risks and uncertainties could include, but are not limited to, incorrect assumptions about financial condition, liquidity or future prospects, inadequacy of any underlying collateral, and unfavorable changes in economic conditions, interest rates or credit ratings.

A-2

ALLEGHANY CORPORATION — STATES, MUNICIPALITIES & POLITICAL SUBDIVISION BOND HOLDINGS AS OF 12/31/2010	APPENDIX B
Sorted by State, SubSector and Issuer

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

AK	GO	033161TZ3	ANCHORAGE ALASKA	5.00	9/1/2018	Y	AA	AA	1,596,041	1,721,460
AK	Revenue	011832N81	ALASKA ST HSG FIN CORP	5.00	6/1/2036	Y	AA	AA	2,315,985	2,319,226
AK	Revenue	011832V33	ALASKA ST HSG FIN CORP	5.00	6/1/2021	Y	AA	AA	1,282,002	1,270,492
AK	Revenue	011832V41	ALASKA ST HSG FIN CORP	5.00	6/1/2022	Y	AA	AA	2,133,768	2,103,567
AK	Revenue	011842NS6	ALASKA ST INTL ARPTS REVS	5.00	10/1/2011	Y	A+	BBB	503,239	514,415
AK	GO	662523XA2	NORTH SLOPE BORO ALASKA	5.43	6/30/2023	N		AA-	300,000	297,444
AL	Prerefunded	472682MJ9	JEFFERSON CNTY ALA SWR REV	5.13	2/1/2042	Y	AAA	AAA	3,055,877	3,193,890
AL	Revenue	010608WW3	ALABAMA ST PUB SCH & COLLEGE A	5.00	2/1/2013	N		AA	2,022,159	2,085,760
AR	Revenue	04108NTP7	ARKANSAS ST DEV FIN AUTH ECONO	5.80	12/1/2020	Y	A	A	230,000	230,200
AR	Revenue	041080HG0	ARKANSAS ST DEV FIN AUTH MULTI	5.55	4/1/2021	N		NR	260,544	261,872
AR	Revenue	850269BF7	SPRINGDALE ARK SALES & USE TAX	5.00	7/1/2021	Y	A	AA-	2,805,514	2,858,818
AR	Revenue	9140845X2	UNIVERSITY ARK UNIV REVS	5.00	10/1/2023	N		AA	1,982,836	1,917,679
AR	Revenue	914084TV0	UNIVERSITY ARK UNIV REVS	5.00	11/1/2012	Y	AA	AA	1,018,241	1,071,440
AZ	GO	567219UQ1	MARICOPA CNTY ARIZ UNI SCH DIS	5.00	7/1/2011	Y	AA-	AA	2,513,638	2,551,625
AZ	Prerefunded	040585AQ4	ARIZONA ST BRD REGTS CTFS PART	5.50	6/1/2015	Y	AAA	AAA	1,012,057	1,021,560
AZ	Prerefunded	040654GY5	ARIZONA ST TRANSN BRD HWY REV	5.25	7/1/2020	N		AAA	1,006,746	1,024,610
AZ	Prerefunded	566877DA1	MARICOPA CNTY ARIZ PUB FIN	5.50	7/1/2015	Y	AAA	AAA	404,861	410,152
AZ	Revenue	040649JW6	ARIZONA ST TRANSN BRD EXCISE T	5.25	7/1/2020	N		AA	7,944,362	7,820,196
AZ	Revenue	040654RA5	ARIZONA ST TRANSN BRD HWY REV	5.00	7/1/2027	N		AAA	2,153,984	2,066,820
AZ	Revenue	040654RD9	ARIZONA ST TRANSN BRD HWY REV	5.00	7/1/2029	N		AAA	1,076,827	1,036,599
AZ	Revenue	040688LE1	ARIZONA WTR INFRASTRUCTURE FIN	5.00	10/1/2030	N		AAA	1,617,604	1,534,770
AZ	Revenue	040688LJ0	ARIZONA WTR INFRASTRUCTURE FIN	5.00	10/1/2025	N		AAA	1,117,736	1,076,670
AZ	Revenue	79575DA42	SALT RIVER PROJ ARIZ AGRIC IMP	5.00	1/1/2025	N		AA	1,077,995	1,058,690
AZ	Revenue	79575DWX4	SALT RIVER PROJ ARIZ AGRIC IMP	5.00	1/1/2022	N		AA	1,413,713	1,347,812
AZ	Revenue	79575DWY2	SALT RIVER PROJ ARIZ AGRIC IMP	5.00	1/1/2023	N		AA	2,025,630	1,962,949
AZ	Revenue	79575DXB1	SALT RIVER PROJ ARIZ AGRIC IMP	5.00	1/1/2026	N		AA	1,083,374	1,040,090
AZ	Revenue	79575DXD7	SALT RIVER PROJ ARIZ AGRIC IMP	5.00	1/1/2028	N		AA	2,990,625	2,873,136
CA	GO	130625DU7	CALIFORNIA ST	6.25	9/1/2012	Y	A-	A-	1,343,805	1,376,614
CA	GO	13062PXQ0	CALIFORNIA ST	5.25	2/1/2023	Y	A-	BBB	5,468,643	5,222,850
CA	GO	13062TRS5	CALIFORNIA ST	5.00	10/1/2017	N		A-	2,083,313	2,071,781
CA	GO	13063AF90	CALIFORNIA ST	5.13	3/1/2025	N		A-	2,000,344	1,950,204
CA	GO	250433ME6	DESERT SANDS CALIF UNI SCH DIS	5.00	6/1/2021	Y	AA-	AA-	261,061	262,048
CA	GO	358232RA6	FRESNO CALIF UNI SCH DIST	6.00	2/1/2018	Y	A+	BBB+	1,405,328	1,417,088
CA	GO	544644A23	LOS ANGELES CALIF UNI SCH DIST	5.00	7/1/2018	Y	AA-	AA-	1,071,499	1,068,170
CA	Prerefunded	38122NAP7	GOLDEN ST TOB SECURITIZATION	6.25	6/1/2033	N		AAA	3,344,611	3,481,630

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

CA	Revenue	13066YRJ0	CALIFORNIA ST DEPT WTR RES PWR	5.00	5/1/2014	N		AA-	11,042,822	10,929,402
CA	Revenue	13066YRK7	CALIFORNIA ST DEPT WTR RES PWR	5.00	5/1/2015	N		AA-	1,988,657	1,962,188
CA	Revenue	79765RQZ5	SAN FRANCISCO CALIF CITY & CNT	5.00	11/1/2022	N		AA-	3,599,662	3,548,193
CO	GO	005482M92	ADAMS & ARAPAHOE CNTYS COLO JT	5.25	12/1/2025	Y	AA-	AA-	272,960	269,280
CO	GO	006449AE2	ADAMS 12 FIVE STAR SCHS COLO	5.00	12/15/2021	Y	AA-	AA	4,080,547	4,165,112
CO	GO	249164HG2	DENVER COLO CITY & CNTY	5.00	8/1/2021	N		AAA	5,960,154	6,199,068
CO	GO	258885B50	DOUGLAS CNTY COLO SCH DIST NO	5.25	12/15/2021	N		AA	6,768,659	6,770,781
CO	GO	258885F23	DOUGLAS CNTY COLO SCH DIST NO	5.00	12/15/2020	N		AA	1,228,946	1,140,140
CO	GO	258885F31	DOUGLAS CNTY COLO SCH DIST NO	5.00	12/15/2021	N		AA	1,233,881	1,132,880
CO	GO	283425GH3	EL PASO CNTY COLO SCH DIST NO	5.00	12/1/2017	Y	AA-	AA-	516,279	557,850
CO	GO	283483HL2	EL PASO CNTY COLO SCH DIST NO	5.00	12/1/2021	Y	AA-	AA-	1,249,736	1,293,912
CO	GO	430901CD8	HIGHLANDS RANCH MET DIST NO 2	5.00	6/15/2021	Y	AA+	AA+	2,672,628	2,789,987
CO	GO	66088RAQ9	NORTH METRO FIRE RESCUE DIST	5.00	12/1/2021	Y	AA	AA	1,253,871	1,312,110
CO	GO	840480FT9	SOUTH SUBN PK & REC DIST COLO	5.00	12/15/2019	Y	AA	AA	3,599,826	3,754,761
CO	GO	949289MM1	WELD CNTY COLO SCH DIST NO 006	5.00	12/1/2012	Y	AA-	AA	1,025,341	1,079,040
CO	Prerefunded	196474XQ8	COLORADO HEALTH FACS AUTH REV	5.50	9/1/2016	N		AAA	1,275,941	1,291,900
CO	Prerefunded	196474XR6	COLORADO HEALTH FACS AUTH REV	5.50	9/1/2017	N		AAA	2,041,506	2,067,040
CO	Prerefunded	247541EG6	DELTA CNTY COLO JT SCH DIST NO	5.50	12/1/2023	Y	AAA	AAA	213,285	226,132
CO	Prerefunded	24919HEF5	DENVER COLO CITY & CNTY EXCISE	5.38	9/1/2014	Y	AAA	AAA	401,593	403,372
CO	Prerefunded	759136HX5	REGIONAL TRANSN DIST COLO SALE	5.50	11/1/2021	Y	AAA	AAA	258,320	271,593
CO	Revenue	051558AH7	AURORA COLO HSG AUTH MULTIFAMI	5.70	12/1/2018	N		AA+	400,000	400,404
CO	Revenue	196632HS5	COLORADO SPRINGS COLO UTILS	5.00	11/15/2021	N		AA	6,519,309	6,007,721
CO	Revenue	196632HT3	COLORADO SPRINGS COLO UTILS	5.00	11/15/2022	N		AA	3,237,434	2,974,235
CO	Revenue	2491814N5	DENVER COLO CITY & CNTY ARPT R	5.00	11/15/2026	Y	A+	A+	1,282,126	1,185,575
CO	Revenue	2491814P0	DENVER COLO CITY & CNTY ARPT R	5.00	11/15/2027	Y	A+	A+	2,545,846	2,343,154
CO	Revenue	282903EA7	EL PASO CNTY COLO HOME MTG REV	8.38	3/25/2019	N		AAA	732	734
CO	Revenue	759136LE2	REGIONAL TRANSN DIST COLO SALE	5.00	11/1/2021	Y	AA	AA	3,118,607	3,234,930
CT	GO	20772GK31	CONNECTICUT ST	5.00	4/15/2021	N		AA	3,041,714	2,975,589
CT	Revenue	207758KT9	CONNECTICUT ST SPL TAX OBLIG	5.00	11/1/2015	N		AA-	1,731,738	1,699,560
CT	Revenue	914233TM3	UNIVERSITY CONN	5.00	2/15/2023	N		AA-	2,537,578	2,458,044
CT	Revenue	207758KF9	CONNECTICUT ST SPL TAX OBLIG	5.31	12/1/2023	N		AA-	10,000,000	10,238,700
DC	Revenue	25477GCL7	DISTRICT COLUMBIA INCOME TAX R	5.00	12/1/2026	N		AA+	1,449,926	1,399,454
DC	Revenue	25477GDZ5	DISTRICT COLUMBIA INCOME TAX R	5.00	12/1/2024	N		AA+	5,199,776	4,987,072
DC	Revenue	25477GEB7	DISTRICT COLUMBIA INCOME TAX R	5.00	12/1/2026	N		AA+	5,208,098	4,986,312
DC	Revenue	592646V91	METROPOLITAN WASHINGTON D C AR	5.00	10/1/2024	N		AA-	4,136,749	4,002,760
DC	Revenue	592646W25	METROPOLITAN WASHINGTON D C AR	5.00	10/1/2025	N		AA-	3,332,813	3,206,385
DC	Revenue	592646W33	METROPOLITAN WASHINGTON D C AR	5.00	10/1/2026	N		AA-	1,017,632	973,350

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

DC	Revenue	592646W41	METROPOLITAN WASHINGTON D C AR	5.00	10/1/2027	N		AA-	1,010,631	964,730
DC	Revenue	592646WP4	METROPOLITAN WASHINGTON D C AR	5.00	10/1/2014	Y	AA-	AA-	4,655,199	4,951,440
DE	GO	971567JT0	WILMINGTON DEL	5.00	10/1/2019	Y	AA-	AA-	504,210	519,715
DE	Prerefunded	246428VC7	DELAWARE TRANSN AUTH TRANSN SY	5.00	7/1/2017	Y	AAA	AAA	2,538,501	2,660,125
DE	Revenue	246419BC8	DELAWARE TRANSN AUTH	5.00	9/1/2023	N		AA	3,892,963	3,781,855
DE	Revenue	246428TU0	DELAWARE TRANSN AUTH TRANSN SY	5.00	7/1/2014	Y	AA	AA	667,827	730,126
FL	GO	341535R53	FLORIDA ST BRD ED PUB ED	5.00	6/1/2012	N		AA+	2,028,631	2,120,080
FL	Prerefunded	696543CJ4	PALM BEACH CNTY FLA PUB IMPT R	5.13	11/1/2017	Y	AAA	AAA	2,039,498	2,079,620
FL	Prerefunded	696550FA5	PALM BEACH CNTY FLA SCH BRD CT	5.50	8/1/2018	Y	AAA	AAA	2,547,637	2,599,400
FL	Revenue	875288DX7	TAMPA FLA UTIL TAX & SPL REV	5.25	10/1/2021	Y	AA-	AA-	1,035,394	1,039,150
GA	GO	068743AU7	BARROW CNTY GA	5.00	10/1/2020	Y	A+	A+	1,026,719	1,053,580
GA	GO	259030PD0	DOUGLAS CNTY GA SCH DIST	5.00	4/1/2019	Y	AA	AA	488,086	526,541
GA	Revenue	04780TBZ6	ATLANTA GA ARPT PASSENGER FAC	5.00	1/1/2024	N		A	2,909,109	2,767,793
GA	Revenue	04780TCA0	ATLANTA GA ARPT PASSENGER FAC	5.00	1/1/2025	N		A	4,054,461	3,857,737
GA	Revenue	04780TCM4	ATLANTA GA ARPT PASSENGER FAC	5.00	1/1/2026	N		A	3,136,989	2,993,700
GA	Revenue	240523RK8	DE KALB CNTY GA WTR & SEW REV	5.00	10/1/2020	N		AA+	2,006,936	2,073,630
GA	Revenue	359900TS6	FULTON CNTY GA DEV AUTH REV	5.00	12/1/2019	Y	A	A	1,054,327	1,059,780
GA	Revenue	3735385Q6	GEORGIA ST HSG & FIN AUTH REV	5.50	12/1/2021	N		AAA	500,000	500,235
GA	Revenue	426338LU1	HENRY CNTY GA & HENRY CNTY WTR	5.13	2/1/2018	Y	AA	BBB	1,087,643	1,118,822
GA	Revenue	70360PCJ8	PAULDING CNTY GA WTR & SEW REV	5.00	12/1/2020	Y	AA-	AA-	1,030,914	1,064,800
HI	GO	4197804H1	HAWAII ST	5.00	3/1/2020	Y	AA	AA+	2,075,427	2,156,420
HI	GO	4197804K4	HAWAII ST	5.00	3/1/2021	Y	AA	AA+	3,108,893	3,175,620
HI	GO	4197806D8	HAWAII ST	5.00	4/1/2023	Y	AA	AA	821,395	835,931
HI	GO	419791ZQ4	HAWAII ST	5.00	9/1/2012	Y	AAA	AAA	515,472	535,645
HI	GO	438670HL8	HONOLULU HAWAII CITY & CNTY	5.00	7/1/2020	Y	AA+	AA+	3,098,252	3,249,990
HI	GO	438670JN2	HONOLULU HAWAII CITY & CNTY	5.00	7/1/2019	Y	AA+	AA+	2,916,224	3,017,408
HI	GO	438670KA8	HONOLULU HAWAII CITY & CNTY	5.00	7/1/2020	Y	AA+	AA+	1,187,843	1,245,830
HI	Prerefunded	438701CL6	HONOLULU HAWAII CITY & CNTY	5.13	7/1/2031	Y	AAA	AAA	405,005	409,596
HI	Revenue	438689GK1	HONOLULU HAWAII CITY & CNTY BR	5.25	7/1/2017	Y	AA	AA	258,182	273,298
IA	GO	262608NU2	DU PAGE & WILL CNTYS ILL CMNTY	5.00	12/30/2020	Y	AA+	AA+	7,208,231	7,411,714
IA	Revenue	250145FY0	DES MOINES IOWA SWR REV	5.00	6/1/2020	Y	AA	AA	1,266,331	1,284,953
ID	Revenue	45129T2F3	IDAHO HSG & FIN ASSN	6.00	7/1/2019	N		A+	45,000	45,033
ID	Revenue	45129TA64	IDAHO HSG & FIN ASSN	5.35	1/1/2019	N		AAA	29,926	30,018
ID	Revenue	45129TC70	IDAHO HSG & FIN ASSN	5.70	7/1/2019	N		AAA	55,074	55,079
ID	Revenue	45129TH67	IDAHO HSG & FIN ASSN	5.95	1/1/2021	N		AA	5,000	5,000
ID	Revenue	45129TWP8	IDAHO HSG & FIN ASSN	5.13	7/1/2018	N		AAA	79,275	81,333
ID	Revenue	45129TYK7	IDAHO HSG & FIN ASSN	5.20	7/1/2020	N		AA	29,486	30,002

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

ID	Revenue	451296VQ7	IDAHO HSG AGY	6.70	7/1/2027	N		A-	15,000	15,015
ID	Revenue	451296YG6	IDAHO HSG AGY	6.40	7/1/2027	N		A-	25,000	25,019
IL	GO	1675015X9	CHICAGO ILL BRD ED	5.00	12/1/2021	Y	AA-	A+	3,651,035	3,558,625
IL	GO	167501L94	CHICAGO ILL BRD ED	5.25	12/1/2013	Y	A+	A+	1,027,089	1,067,500
IL	GO	2131838D1	COOK CNTY ILL	5.00	11/15/2019	Y	AA	AA	5,363,488	5,413,783
IL	GO	262588DK9	DU PAGE & COOK CNTYS ILL	5.25	1/1/2024	Y	AA+	AA+	268,897	261,728
IL	GO	483890MB2	KANE CNTY ILL SCH DIST NO 129	5.00	2/1/2018	Y	A+	A+	4,383,529	4,533,055
IL	GO	508354NB9	LAKE COUNTY ILL FST PRESV DIST	0.56	12/15/2013	N		AAA	1,105,000	1,082,215
IL	GO	968661EQ7	WILL COUNTY ILL FST PRESV DIST	5.00	12/15/2019	Y	AA+	AA+	9,294,676	9,800,370
IL	Prerefunded	167484D92	CHICAGO ILL	5.50	1/1/2036	Y	AAA	AAA	2,250,000	2,250,000
IL	Prerefunded	167691AT1	CHICAGO ILL SPL TRANSN REV	5.25	1/1/2031	Y	AAA	AAA	6,929,202	6,826,764
IL	Prerefunded	4521502Z7	ILLINOIS ST	5.38	11/1/2019	Y	AAA	AAA	2,030,499	2,081,580
IL	Prerefunded	581850MG6	MC LEAN & WOODFORD CNTYS ILL C	5.38	12/1/2019	Y	AAA	AAA	410,169	418,404
IL	Revenue	167570LH1	CHICAGO ILL MULTI-FAMILY HSG R	5.30	10/1/2020	N		AAA	507,910	512,453
IL	Revenue	16768TEX8	CHICAGO ILL SALES TAX REV	5.00	1/1/2018	Y	AA-	AA-	5,204,070	5,292,072
IL	Revenue	16768TEY6	CHICAGO ILL SALES TAX REV	5.00	1/1/2019	Y	AA-	AA-	3,524,474	3,555,350
IL	Revenue	16768TEZ3	CHICAGO ILL SALES TAX REV	5.00	1/1/2020	Y	AA-	AA-	5,141,805	5,222,350
IL	Revenue	45200PWL7	ILLINOIS HEALTH FACS AUTH REV	5.00	8/15/2011	Y	AA-	AA-	1,264,508	1,274,175
IN	Prerefunded	15147PAG1	CENTER GROVE IND 2000 BLDG	5.50	7/15/2012	Y	AAA	AAA	1,381,983	1,397,658
IN	Revenue	15147NAV3	CENTER GROVE IND BLDG CORP IND	5.00	7/15/2020	Y	AA+	AA+	3,862,240	3,947,005
IN	Revenue	40785EMP8	HAMILTON SOUTHEASTERN IND CONS	5.25	7/10/2012	Y	A	AA+	1,017,823	1,061,820
IN	Revenue	454898LU9	INDIANA MUN PWR AGY PWR SUPPLY	5.00	1/1/2011	Y	A+	A+	1,000,000	1,000,000
IN	Revenue	455141PZ8	INDIANA TRANSN FIN AUTH HWY RE	5.50	12/1/2020	Y	AA+	AA+	6,655,559	6,942,540
IN	Revenue	715029FB5	PERRY TWP IND MULTI SCH BLDG C	5.00	7/10/2019	Y	AA-	AA	666,646	693,739
IN	Revenue	46263RHD0	IPS MULTI-SCH BLDG CORP IND	5.20	7/15/2025	N		AA	14,310,000	13,953,538
KS	GO	12343EAR1	BUTLER CNTY KANS UNI SCH DIST	5.00	9/1/2018	Y	AA-	AA-	2,469,280	2,584,457
KS	Revenue	478754Z64	JOHNSON CNTY KANS WTR DIST NO	5.00	6/1/2019	N		AAA	1,069,848	1,160,854
KS	Revenue	48542KHX0	KANSAS ST DEV FIN AUTH REV	5.00	11/1/2020	Y	AA	AA	2,084,116	2,152,580
KY	Prerefunded	49151EJW4	KENTUCKY ST PPTY & BLDGS COMMN	5.38	2/1/2017	Y	AAA	AAA	1,551,341	1,575,870
KY	Revenue	49151EG72	KENTUCKY ST PPTY & BLDGS COMMN	5.00	3/1/2024	Y	A+	A+	13,274,108	12,444,479
KY	Revenue	49151EH97	KENTUCKY ST PPTY & BLDGS COMMN	5.00	11/1/2011	Y	A+	A+	2,031,811	2,073,640
KY	Revenue	49151EJF1	KENTUCKY ST PPTY & BLDGS COMMN	5.38	2/1/2011	Y	A+	AA-	1,002,174	1,004,180
KY	Revenue	49151EMN0	KENTUCKY ST PPTY & BLDGS COMMN	5.50	8/1/2018	Y	A+	A+	1,268,572	1,311,586
KY	Revenue	49151EPQ0	KENTUCKY ST PPTY & BLDGS COMMN	5.00	8/1/2011	Y	A+	A+	1,520,957	1,538,925
KY	Revenue	49151EUP6	KENTUCKY ST PPTY & BLDGS COMMN	5.25	10/1/2013	Y	A+	AA-	2,854,033	2,977,479
KY	Revenue	49151EXA6	KENTUCKY ST PPTY & BLDGS COMMN	5.00	10/1/2017	Y	A+	A+	1,810,019	1,907,060
KY	Revenue	49151EXD0	KENTUCKY ST PPTY & BLDGS COMMN	5.00	10/1/2019	Y	A+	A+	9,407,247	9,642,675

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

KY	Revenue	491552UL7	KENTUCKY ST TPK AUTH ECONOMIC	5.00	7/1/2022	N		AA-	2,511,582	2,333,471
KY	Revenue	491552UN3	KENTUCKY ST TPK AUTH ECONOMIC	5.00	7/1/2023	N		AA-	1,259,541	1,173,293
KY	Revenue	546596JH1	LOUISVILLE & JEFFERSON CNTY KY	5.50	7/1/2011	Y	A+	A+	2,016,079	2,036,540
LA	GO	506484E75	LAFAYETTE LA PUB IMPT SALES TA	5.00	5/1/2011	Y	AA-	AA-	2,012,497	2,026,740
LA	GO	546415ZP8	LOUISIANA ST	5.00	11/15/2020	N		AA-	942,350	901,688
LA	Revenue	474176GL2	JEFFERSON LA SALES TAX DIST SP	5.00	12/1/2018	Y	A+	A+	4,028,985	4,167,744
LA	Revenue	506484M84	LAFAYETTE LA PUB IMPT SALES TA	5.00	3/1/2017	Y	AA-	AA-	2,899,639	2,967,603
LA	Revenue	506484N26	LAFAYETTE LA PUB IMPT SALES TA	5.00	3/1/2019	Y	AA-	AA-	1,078,361	1,097,669
LA	Revenue	506484N42	LAFAYETTE LA PUB IMPT SALES TA	5.00	3/1/2021	Y	AA-	AA-	3,483,782	3,491,213
LA	Revenue	5462654S5	LOUISIANA HSG FIN AGY MTG REV	5.55	12/1/2019	N		AAA	35,000	35,011
MA	GO	57582PDK3	MASSACHUSETTS ST	0.66	11/1/2018	N		AA	5,000,000	4,485,750
MA	Prerefunded	575579RS8	MASSACHUSETTS BAY TRANSN AUTH	5.00	7/1/2020	N		AAA	72,835	81,796
MA	Revenue	575567JN3	MASSACHUSETTS BAY TRANSN AUTH	5.50	3/1/2011	Y	AA	AA	1,522,152	1,528,029
MA	Revenue	575579SL2	MASSACHUSETTS BAY TRANSN AUTH	5.00	7/1/2020	N		AA+	2,008,188	2,131,299
MA	Revenue	57583RW68	MASSACHUSETTS ST DEV FIN AGY	5.00	10/1/2025	N		A+	1,334,872	1,272,050
MA	Revenue	57583PDB2	MASSACHUSETTS ST FED HWY	5.75	6/15/2011	N		AA+	1,250,000	1,255,637
MA	Revenue	5759155G4	MASSACHUSETTS ST HSG FIN AGY H	5.45	7/1/2020	Y	NR	NR	10,001	10,015
MA	Revenue	575896FZ3	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2024	N		AA-	1,555,223	1,473,542
MA	Revenue	575896GB5	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2026	N		AA-	1,093,194	1,032,840
MA	Revenue	575896GV1	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2021	N		AA-	1,429,673	1,375,488
MA	Revenue	575896GW9	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2022	N		AA-	1,888,143	1,813,286
MA	Revenue	575896GX7	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2023	N		AA-	5,410,873	5,161,386
MA	Revenue	575896GY5	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2024	N		AA-	1,494,125	1,415,653
MA	Revenue	575896GZ2	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2025	N		AA-	1,101,567	1,042,230
MA	Revenue	575896HA6	MASSACHUSETTS ST PORT AUTH REV	5.00	7/1/2026	N		AA-	2,186,389	2,065,680
MA	Revenue	576000BD4	MASSACHUSETTS ST SCH BLDG AUTH	5.00	8/15/2021	Y	AA+	AA+	8,837,192	9,077,490
MA	Revenue	576029AS1	MASSACHUSETTS ST TPK AUTH TPK	5.13	1/1/2023	Y	AAA	AAA	2,420,461	2,403,471
MA	Revenue	57604PPG3	MASSACHUSETTS ST WTR POLLUTN A	5.25	8/1/2020	N		AAA	1,155,979	1,172,880
MA	Revenue	576049Q94	MASSACHUSETTS ST WTR RES AUTH	5.00	8/1/2022	Y	AA+	AA+	1,392,105	1,356,987
MA	Revenue	576049R28	MASSACHUSETTS ST WTR RES AUTH	5.00	8/1/2023	Y	AA+	AA+	6,495,140	6,446,220
MA	Revenue	914440JW3	UNIVERSITY MASS BLDG AUTH PROJ	5.00	5/1/2021	N		A+	14,914,171	15,253,112
MD	GO	442565NB9	HOWARD CNTY MD	5.00	8/15/2011	N		AAA	1,016,028	1,029,040
MD	GO	613340XT0	MONTGOMERY CNTY MD	5.25	11/1/2012	N		AAA	2,560,768	2,710,650
MD	GO	940157EW6	WASHINGTON SUBN SAN DIST MD	5.00	6/1/2011	N		AAA	404,165	407,580
MD	Revenue	57419NHG2	MARYLAND ST CMNTY DEV ADMIN	5.38	9/1/2022	N		AA	208,340	210,074
MD	Revenue	57419PGQ6	MARYLAND ST CMNTY DEV ADMIN	4.00	9/1/2012	N		AA	1,151,998	1,174,059
MI	GO	071365ZL7	BATTLE CREEK MICH	5.00	5/1/2011	Y	AA-	AA-	403,096	405,356

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

MI	GO	242595JG2	DEARBORN MICH SCH DIST	5.00	5/1/2012	N		AA-	1,027,519	1,052,530
MI	GO	315135ES8	FERNDALE MICH	5.00	4/1/2013	Y	NR	BBB	1,372,912	1,410,446
MI	GO	386028HE7	GRAND LEDGE MICH PUB SCHS DIST	5.00	5/1/2018	Y	AA-	AA-	1,043,807	1,076,460
MI	GO	444240LC7	HUDSONVILLE MICH PUB SCHS	5.00	5/1/2020	Y	AA-	AA	1,616,616	1,636,078
MI	GO	468312DN0	JACKSON MICH PUB SCHS	5.00	5/1/2020	Y	AA-	AA	1,135,870	1,165,543
MI	GO	594610ZW0	MICHIGAN ST	5.25	12/1/2011	N		AA-	2,042,009	2,082,380
MI	GO	691599KM5	OXFORD MICH AREA CMNTY SCH DIS	5.00	5/1/2019	Y	AA-	AA	2,321,653	2,406,240
MI	Prerefunded	182252QH2	CLARKSTON MICH CMNTY SCHS	5.25	5/1/2029	N		AAA	4,898,328	5,224,003
MI	Prerefunded	251237WU3	DETROIT MICH SEW DISP REV	5.13	7/1/2031	Y	AAA	AAA	4,540,805	4,607,235
MI	Prerefunded	251255C94	DETROIT MICH WTR SUPPLY SYS	5.50	7/1/2033	Y	AAA	AAA	1,024,754	1,035,690
MI	Prerefunded	483224JD4	KALAMAZOO MICH CITY SCH DIST	5.25	5/1/2016	Y	AAA	AAA	1,160,532	1,168,895
MI	Revenue	59455RPN0	MICHIGAN MUN BD AUTH REV	5.75	11/1/2020	Y	NR	NR	130,000	130,000
MI	GO	490303HY3	KENT CNTY MICH BLDG AUTH	5.73	12/1/2024	N		AAA	3,000,000	3,034,350
MN	GO	604129UD6	MINNESOTA ST	5.00	8/1/2021	N		AA+	2,966,336	2,846,225
MN	GO	604129UZ7	MINNESOTA ST	5.00	8/1/2021	N		AA+	5,508,772	5,293,978
MN	GO	804362LH2	SAUK RAPIDS MINN INDPT SCH DIS	5.00	2/1/2021	Y	AAA	AA-	2,374,562	2,426,601
MN	GO	804362LK5	SAUK RAPIDS MINN INDPT SCH DIS	5.00	2/1/2023	Y	AAA	AA-	2,420,452	2,442,692
MN	Prerefunded	604114RD2	MINNESOTA PUB FACS AUTH WTR PO	5.00	3/1/2019	N		AAA	3,745,272	4,098,744
MN	Revenue	11422RAM9	BROOKLYN PARK MINN ECONOMIC DE	5.60	7/1/2024	N		AAA	300,174	300,948
MN	Revenue	603827SM9	MINNEAPOLIS & ST PAUL MINN MET	5.00	1/1/2018	N		AA-	1,139,592	1,114,080
MN	Revenue	603827SN7	MINNEAPOLIS & ST PAUL MINN MET	5.00	1/1/2019	N		AA-	1,679,885	1,624,865
MN	Revenue	603827SQ0	MINNEAPOLIS & ST PAUL MINN MET	5.00	1/1/2021	N		AA-	1,407,987	1,341,750
MN	Revenue	603827SS6	MINNEAPOLIS & ST PAUL MINN MET	5.00	1/1/2023	N		AA-	2,402,409	2,282,940
MN	Revenue	603827ST4	MINNEAPOLIS & ST PAUL MINN MET	5.00	1/1/2024	N		AA-	1,859,592	1,759,867
MN	Revenue	603919VD0	MINNEAPOLIS MINN CMNTY DEV AGY	5.50	6/1/2018	N		A+	99,520	100,415
MN	Revenue	603919VN8	MINNEAPOLIS MINN CMNTY DEV AGY	5.25	6/1/2019	N		A+	155,028	160,330
MN	Revenue	603797WD9	MINNEAPOLIS ST PAUL MINN HSG F	5.10	4/1/2027	N		AAA	1,228,903	1,201,025
MN	Revenue	604114QN1	MINNESOTA PUB FACS AUTH WTR PO	5.00	3/1/2016	N		AAA	2,083,865	2,313,720
MN	Revenue	60415M3G7	MINNESOTA ST HSG FIN AGY	5.60	7/1/2022	N		AA+	75,000	76,568
MN	Revenue	60415M4C5	MINNESOTA ST HSG FIN AGY	6.05	7/1/2027	N		AA+	60,000	60,018
MN	Revenue	60415NBW1	MINNESOTA ST HSG FIN AGY	6.00	7/1/2022	N		AA+	125,313	126,130
MO	GO	467520QY1	JACKSON CNTY MO REORG SCH DIST	5.00	3/1/2015	Y	AA+	AA+	1,038,500	1,106,810
MO	Prerefunded	791638QZ5	ST LOUIS MO ARPT REV	5.13	7/1/2022	Y	AAA	AAA	1,018,494	1,023,050
MO	Revenue	60636PMH0	MISSOURI ST ENVIRONMENTAL IMPT	5.00	7/1/2019	N		AAA	1,815,160	1,960,015
MO	Revenue	60636PSS0	MISSOURI ST ENVIRONMENTAL IMPT	5.25	1/1/2020	N		AAA	1,341,566	1,434,060
MO	Revenue	60635NNX0	MISSOURI ST HSG DEV COMMN MTG	5.40	3/1/2021	N		AAA	133,867	135,020
MO	Revenue	60636WGL3	MISSOURI ST HWYS & TRANS COMMN	5.00	5/1/2017	N		AAA	4,441,192	4,733,442

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

MO	Revenue	60636WMP7	MISSOURI ST HWYS & TRANS COMMN	5.00	5/1/2023	N		AA-	887,907	878,680
MO	Revenue	851018HQ7	SPRINGFIELD MO PUB UTIL REV	5.00	8/1/2018	Y	AA-	AA-	4,466,993	4,724,555
MS	Prerefunded	60534PEB5	MISSISSIPPI DEV BK SPL OBLIG	5.38	2/1/2016	Y	AAA	AAA	1,602,952	1,717,988
MT	Revenue	61212REB8	MONTANA ST BRD HSG	5.65	12/1/2020	N		AA+	65,000	65,675
NC	GO	126775RR8	CABARRUS CNTY N C	5.00	2/1/2018	N		AA+	262,612	288,005
NC	GO	266705ZW5	DURHAM CNTY N C	5.00	4/1/2020	N		AAA	1,140,489	1,153,320
NC	GO	266705ZX3	DURHAM CNTY N C	5.00	4/1/2021	N		AAA	2,213,535	2,215,130
NC	GO	266705ZY1	DURHAM CNTY N C	5.00	4/1/2022	N		AAA	1,952,397	1,940,278
NC	GO	658256QE5	NORTH CAROLINA ST	5.00	3/1/2018	N		AAA	2,578,893	2,759,825
NC	Prerefunded	658256PF3	NORTH CAROLINA ST	5.00	5/1/2016	N		AAA	3,493,683	3,713,922
NC	Revenue	120518EH4	BUNCOMBE CNTY N C CTFS PARTN	5.00	4/1/2022	Y	AA	AA	1,502,399	1,532,712
NC	Revenue	161036HF8	CHARLOTTE N C ARPT REV	5.25	7/1/2018	N		A+	269,093	279,068
NC	Revenue	161036HJ0	CHARLOTTE N C ARPT REV	5.50	7/1/2024	N		A+	253,479	251,655
NC	Revenue	266113BU2	DUPLIN CNTY N C CTF PARTN	5.00	9/1/2013	Y	A	A	1,257,683	1,307,515
NC	Revenue	266113BV0	DUPLIN CNTY N C CTF PARTN	5.00	9/1/2014	Y	A	A	1,026,575	1,071,940
NC	Revenue	644802EA4	NEW HANOVER CNTY N C CTFS PART	5.00	9/1/2017	Y	AA	AA	2,384,731	2,515,783
NC	Revenue	658196C81	NORTH CAROLINA EASTN MUN PWR A	5.50	1/1/2012	N		BBB+	1,137,525	1,178,850
NC	Revenue	658203P99	NORTH CAROLINA MUN PWR AGY NO	5.50	1/1/2011	N		AAA	805,000	805,000
NC	Revenue	658203Q49	NORTH CAROLINA MUN PWR AGY NO	5.50	1/1/2011	N		A	195,000	195,000
ND	Revenue	658908MB1	NORTH DAKOTA ST BRD HIGHER ED	5.00	4/1/2022	Y	A+	AA-	1,631,746	1,650,105
ND	Revenue	65888MP62	NORTH DAKOTA ST HSG FIN AGY RE	5.45	7/1/2021	N		AA+	338,932	340,065
NE	GO	514014HL6	LANCASTER CNTY NEB SCH DIST NO	5.00	1/15/2019	N		AAA	1,048,431	1,107,610
NE	GO	681712PK5	OMAHA NEB	5.25	4/1/2021	N		AAA	1,218,969	1,165,330
NE	Revenue	63967CUY6	NEBRASKA INVT FIN AUTH SINGLE	5.70	9/1/2029	N		AAA	5,000	5,000
NE	Revenue	681793T88	OMAHA PUB PWR DIST NEB ELEC RE	5.00	2/1/2018	N		AA	259,045	272,835
NE	Revenue	681793T96	OMAHA PUB PWR DIST NEB ELEC RE	5.00	2/1/2019	N		AA	1,033,894	1,084,500
NE	Revenue	681793U29	OMAHA PUB PWR DIST NEB ELEC RE	5.00	2/1/2020	N		AA	6,661,184	6,866,752
NE	Revenue	63968AMY8	NEBRASKA PUB PWR DIST REV	5.14	1/1/2014	Y	A	A+	12,661,220	13,329,752
NH	Revenue	64468TRD1	NEW HAMPSHIRE ST HSG FIN AUTH	6.13	1/1/2020	N		AA	15,000	15,012
NH	Revenue	64468TTL1	NEW HAMPSHIRE ST HSG FIN AUTH	5.45	1/1/2021	N		AA	173,449	174,988
NJ	Prerefunded	646135WR0	NEW JERSEY ST TRANSN TR FD	5.00	12/15/2021	Y	AAA	AAA	409,433	417,472
NJ	Revenue	645916Z42	NEW JERSEY ECONOMIC DEV AUTH	5.50	12/15/2019	Y	AA-	AA-	14,966,707	14,901,390
NM	Prerefunded	647353AX9	NEW MEXICO ST HWY COMN REV	5.50	6/15/2013	N		AAA	1,008,953	1,023,150
NM	Revenue	64711MM46	NEW MEXICO FIN AUTH REV	4.50	6/1/2011	Y	AA	AA	1,007,974	1,017,300
NM	Revenue	64711RDT0	NEW MEXICO FIN AUTH ST TRANSN	5.00	12/15/2026	N		AA+	1,355,590	1,299,512
NM	Revenue	64711RJS6	NEW MEXICO FIN AUTH ST TRANSN	5.00	6/15/2021	N		AA+	3,729,730	3,509,417
NV	GO	1810547T8	CLARK CNTY NEV SCH DIST	5.00	6/15/2011	Y	AA	AA	4,038,112	4,082,680

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

NV	Revenue	181000JM3	CLARK CNTY NEV HWY IMPT REV	5.00	7/1/2011	Y	AA-	AA-	3,364,464	3,395,301
NV	Revenue	181000KK5	CLARK CNTY NEV HWY IMPT REV	5.00	7/1/2017	Y	AA-	AA-	4,245,098	4,377,160
NV	Revenue	6412712T7	NEVADA HSG DIV	5.95	4/1/2022	N		AA	5,000	5,003
NV	Revenue	6412713T6	NEVADA HSG DIV	5.85	10/1/2020	N		AAA	285,000	285,080
NV	Revenue	6412714S7	NEVADA HSG DIV	5.88	4/1/2022	N		AA	45,000	45,006
NV	Revenue	6412716B2	NEVADA HSG DIV	5.40	10/1/2021	N		AAA	34,742	35,007
NV	Revenue	6412717D7	NEVADA HSG DIV	5.50	4/1/2033	N		AA+	555,794	557,813
NV	Revenue	641271C58	NEVADA HSG DIV	5.20	10/1/2018	N		AAA	39,494	40,020
NY	GO	64966HPX2	NEW YORK N Y	5.00	8/1/2022	N		AA	4,415,302	4,279,960
NY	Prerefunded	65003PCE2	NEW YORK ST URBAN DEV CORP	5.50	1/1/2017	N		AAA	100,000	100,000
NY	Prerefunded	65003PCF9	NEW YORK ST URBAN DEV CORP	5.50	1/1/2017	N		AAA	937,284	900,000
NY	Revenue	59259NCX9	METROPOLITAN TRANSN AUTH N Y D	5.25	4/1/2012	Y	AAA	AAA	1,761,664	1,764,770
NY	Revenue	64983UEB2	NEW YORK ST DORM AUTH REV	5.50	7/1/2011	N		BBB+	938,783	950,839
NY	Revenue	64983QAM1	NEW YORK ST DORM AUTH REVS NON	5.00	7/1/2018	Y	AA-	AA-	2,089,892	2,146,820
NY	Revenue	64983QWY1	NEW YORK ST DORM AUTH REVS NON	5.00	8/1/2018	N		AA+	3,134,815	3,344,640
NY	Revenue	649902JQ7	NEW YORK ST DORM AUTH ST PERS	5.00	3/15/2025	N		AA	1,344,184	1,298,263
NY	Revenue	649902N25	NEW YORK ST DORM AUTH ST PERS	5.00	2/15/2026	N		AA	1,086,090	1,045,400
NY	Revenue	649902WE9	NEW YORK ST DORM AUTH ST PERS	5.25	2/15/2026	N		AA	11,945,463	11,707,987
NY	Revenue	64986ANC1	NEW YORK ST ENVIRONMENTAL FACS	5.00	6/15/2021	N		AAA	3,523,101	3,681,895
NY	Revenue	64986AND9	NEW YORK ST ENVIRONMENTAL FACS	5.00	6/15/2022	N		AAA	7,191,170	7,462,512
NY	Revenue	650013T21	NEW YORK ST TWY AUTH HWY & BRD	5.00	4/1/2019	Y	AA	AA	10,149,707	10,501,559
NY	Revenue	650028GS6	NEW YORK ST TWY AUTH ST PERS	5.00	3/15/2021	Y	AA	AA-	1,546,388	1,572,510
NY	Revenue	650017QX7	NEW YORK ST TWY AUTH SVC CONTR	5.50	4/1/2013	N		AA-	2,038,756	2,111,960
NY	Revenue	896029YU3	TRIBOROUGH BRDG & TUNL AUTH N	6.13	1/1/2021	N		AAA	1,616,304	1,724,837
NY	Revenue	64972FT55	NEW YORK N Y CITY MUN WTR FIN	5.79	6/15/2041	N		AA	2,750,000	2,644,510
OH	GO	172252H27	CINCINNATI OHIO CITY SCH DIST	5.00	6/1/2028	N		AA-	1,726,945	1,628,575
OH	GO	172252H43	CINCINNATI OHIO CITY SCH DIST	5.00	6/1/2030	N		AA-	1,604,589	1,513,395
OH	GO	199491QC8	COLUMBUS OHIO	5.00	7/1/2011	N		AAA	1,367,011	1,381,671
OH	GO	575296FN3	MASON OHIO CITY SCH DIST	5.25	12/1/2018	Y	AAA	AAA	2,568,575	2,779,603
OH	GO	677521GF7	OHIO STATE	5.00	5/1/2014	N		AA+	1,684,096	1,672,845
OH	Prerefunded	172252XV5	CINCINNATI OHIO CITY SCH DIST	5.00	12/1/2031	Y	AAA	AAA	4,660,301	4,995,090
OH	Prerefunded	172311AR3	CINCINNATI OHIO WTR SYS REV	5.50	12/1/2017	N		AAA	354,321	357,546
OH	Prerefunded	67755A2K8	OHIO ST BLDG AUTH	5.50	4/1/2016	N		AAA	402,983	405,180
OH	Revenue	172253AN6	CINCINNATI OHIO CITY SCH DIST	5.00	12/15/2022	Y	AA-	AA	2,399,455	2,417,783
OH	Revenue	232286AL8	CUYAHOGA CNTY OHIO REV	5.50	1/1/2011	N		AA-	1,000,000	1,000,000
OH	Revenue	232286AM6	CUYAHOGA CNTY OHIO REV	5.50	1/1/2012	N		AA-	1,009,168	1,043,870
OH	Revenue	407288RT8	HAMILTON CNTY OHIO SEWER SYS R	5.00	12/1/2015	Y	AA	AA	524,596	567,450

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

OH	Revenue	663903CA8	NORTHEAST OHIO REGL SWR DIST W	5.00	11/15/2016	N		AA+	1,044,401	1,159,100
OH	Revenue	677632HM6	OHIO ST UNIV GEN RCPTS	5.00	6/1/2011	N		AA	1,009,455	1,019,120
OH	Revenue	677659EP5	OHIO ST WTR DEV AUTH REV	5.50	12/1/2018	Y	AAA	AAA	1,082,581	1,187,140
OH	Revenue	889396LE5	TOLEDO OHIO WTRWKS REV	5.00	11/15/2020	Y	AA-	AA-	1,453,677	1,464,178
OH	Revenue	914119HQ8	UNIVERSITY CINCINNATI OHIO GEN	5.00	6/1/2020	Y	A+	A+	3,462,201	3,519,644
OH	Revenue	914119PR7	UNIVERSITY CINCINNATI OHIO GEN	5.00	6/1/2024	Y	A+	AA-	6,619,155	6,366,349
OH	Revenue	677632MV0	OHIO ST UNIV GEN RCPTS	4.91	6/1/2040	N		AA	5,000,000	4,526,750
OK	Prerefunded	67908NLK5	OKLAHOMA ST CAPITOL IMPT AUTH	5.00	7/1/2018	Y	AAA	AAA	3,116,160	3,435,900
OK	Prerefunded	67908NLN9	OKLAHOMA ST CAPITOL IMPT AUTH	5.00	7/1/2020	Y	AAA	AAA	5,703,802	6,299,150
OR	Prerefunded	179090HT5	CLACKAMAS CNTY ORE SCH DIST NO	5.50	6/1/2012	N		AAA	1,006,436	1,021,010
OR	Prerefunded	179090JD8	CLACKAMAS CNTY ORE SCH DIST NO	5.00	6/1/2022	Y	AAA	AAA	3,024,005	3,056,790
OR	Revenue	68607VUM5	OREGON ST DEPT ADMINISTRATIVE	5.00	4/1/2023	N		AA	2,220,898	2,153,520
OR	Revenue	68607DFH3	OREGON ST DEPT TRANSN HWY USER	5.00	11/15/2029	N		AA+	1,016,457	1,026,400
OR	Revenue	736742JU2	PORTLAND ORE SWR SYS REV	5.25	6/1/2019	Y	AA-	AA-	1,036,869	1,078,200
OR	Revenue	736742KS5	PORTLAND ORE SWR SYS REV	5.00	10/1/2020	Y	AA	AA	5,492,880	5,589,573
OR	Revenue	736742TH0	PORTLAND ORE SWR SYS REV	5.00	3/1/2026	N		AA-	6,201,810	5,784,295
OR	Revenue	736742TK3	PORTLAND ORE SWR SYS REV	5.00	3/1/2028	N		AA-	1,388,671	1,295,450
OR	GO	686053FY0	OREGON SCH BRDS ASSN	4.67	6/30/2020	Y	A+	A+	7,061,367	7,337,175
PA	GO	152735RD0	CENTRAL BUCKS PA SCH DIST	5.00	5/15/2019	Y	AA+	AA+	1,045,907	1,131,100
PA	GO	156101HB6	CENTRAL YORK PA SCH DIST	5.00	6/1/2019	Y	AA	AA	5,481,821	5,760,413
PA	GO	230822PL6	CUMBERLAND VALLEY PA SCH DIST	5.00	11/15/2020	Y	AA-	AA-	1,611,348	1,626,276
PA	GO	230822PM4	CUMBERLAND VALLEY PA SCH DIST	5.00	11/15/2021	Y	AA-	AA-	4,743,875	4,803,155
PA	GO	294223NW8	EPHRATA PA AREA SCH DIST	5.00	3/1/2020	Y	AA-	AA-	185,334	192,755
PA	GO	514282NL2	LANCASTER PA	5.00	11/1/2019	Y	A+	A+	3,657,970	3,756,660
PA	GO	730436YY2	POCONO MOUNTAIN PA SCH DIST	5.00	9/1/2023	Y	A-	AA-	802,378	786,353
PA	GO	756717HN7	RED LION PA AREA SCH DIST	5.00	2/1/2020	Y	A+	AA-	1,433,149	1,450,185
PA	GO	836030LK0	SOUDERTON PA AREA SCH DIST	5.00	11/15/2020	Y	AA	AA	4,061,828	4,139,411
PA	GO	896417KW1	TRINITY AREA SCH DIST PA	5.25	11/1/2020	Y	A+	A+	2,996,878	3,009,723
PA	Prerefunded	165573PX8	CHESTER CNTY PA	5.00	11/15/2024	N		AAA	1,995,892	2,176,032
PA	Prerefunded	294223LQ3	EPHRATA PA AREA SCH DIST	5.00	3/1/2021	Y	AAA	AAA	2,080,154	2,085,100
PA	Prerefunded	598520CA0	MIFFLIN CNTY PENN HOSP AUTH	6.00	7/1/2017	Y	AAA	AAA	1,010,000	1,010,000
PA	Prerefunded	656491KZ9	NORRISTOWN PENN AREA SCH DIST	5.00	9/1/2021	Y	AAA	AAA	256,967	271,943
PA	Prerefunded	7178806T0	PHILADELPHIA PA SCH DIST	5.50	2/1/2016	Y	AAA	AAA	2,541,100	2,631,225
PA	Prerefunded	730436UQ3	POCONO MOUNTAIN PA SCH DIST	4.45	9/15/2012	Y	AAA	AAA	1,004,558	1,008,450
PA	Revenue	709165AL8	PA ST HIGHER ED FACS AUTH ST	5.25	6/15/2017	Y	AA	AA	417,503	443,256
PA	Revenue	70917RH57	PENNSYLVANIA ST HIGHER EDL	5.00	6/15/2024	N		AA	1,378,613	1,330,275
PA	Revenue	70917RH81	PENNSYLVANIA ST HIGHER EDL	5.00	6/15/2027	N		AA	1,073,974	1,032,660

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

PA	Revenue	709223YV7	PENNSYLVANIA ST TPK COMMN TPK	5.00	12/1/2022	N		A+	3,408,506	3,157,710
PA	Revenue	709223YW5	PENNSYLVANIA ST TPK COMMN TPK	5.00	12/1/2023	N		A+	1,699,910	1,558,560
PA	Revenue	709235NN1	PENNSYLVANIA ST UNIV	5.00	9/1/2019	N		AA	1,022,141	1,075,670
SC	GO	160075RC3	CHARLESTON CNTY S C SCH DIST	5.00	2/1/2022	N		AA	2,289,439	2,375,760
SC	GO	986525LF8	YORK CNTY S C SCH DIST NO 4 FO	5.00	3/1/2019	Y	AA	AA+	1,265,858	1,314,794
SC	Revenue	084208AQ0	BERKELEY CNTY S C SCH DIST INS	5.25	12/1/2024	N		A	3,294,764	3,323,730
SC	Revenue	198504RP9	COLUMBIA S C WTRWKS & SWR SYS	5.00	2/1/2020	Y	AA	AA+	3,089,181	3,182,190
SC	Revenue	720175NC8	PIEDMONT MUN PWR AGY S C ELEC	6.50	1/1/2014	Y	BBB+	BBB+	2,443,852	2,549,778
SC	Revenue	720175NT1	PIEDMONT MUN PWR AGY S C ELEC	5.50	1/1/2011	Y	BBB+	BBB+	1,000,000	1,000,000
SC	Revenue	837147L39	SOUTH CAROLINA ST PUB SVC AUTH	5.00	1/1/2016	Y	AA-	AA-	2,075,942	2,284,140
SD	Revenue	83755GGC5	SOUTH DAKOTA HSG DEV AUTH	5.40	5/1/2020	N		AAA	114,208	115,063
SD	Revenue	837562KS5	SOUTH DAKOTA ST UNIV REV	5.00	4/1/2020	Y	A+	BBB+	512,258	520,880
TN	GO	5920134U7	MET GOVT NASHVILLE & DAVIDSON	5.00	10/15/2011	N		AAA	1,392,469	1,420,512
TN	GO	592112DZ6	MET GOVT NASHVILLE & DAVIDSON	5.00	7/1/2022	N		AA	6,310,562	5,966,895
TN	GO	7832436V5	RUTHERFORD CNTY TENN	5.00	4/1/2022	N		AA+	1,412,652	1,291,565
TN	GO	783243Z43	RUTHERFORD CNTY TENN	5.00	4/1/2016	N		AA+	1,047,472	1,128,740
TN	GO	821686UF7	SHELBY CNTY TENN	5.00	4/1/2018	Y	AA+	AA+	257,905	280,438
TN	GO	866407B32	SUMNER CNTY TENN	5.00	6/1/2014	Y	AA	AA	723,997	781,543
TN	GO	880541FT9	TENNESSEE ST	5.00	5/1/2020	N		AA+	1,551,281	1,611,255
TN	GO	880541HT7	TENNESSEE ST	5.00	10/1/2015	N		AA+	4,592,264	5,015,159
TN	GO	880541PA9	TENNESSEE ST	4.00	5/1/2020	N		AA+	2,767,458	2,651,050
TN	Revenue	586200MS3	MEMPHIS TENN SAN SEW SYS REV	5.00	5/1/2019	Y	AA-	AA-	1,709,252	1,618,073
TN	Revenue	880550MC9	TENNESSEE ST LOC DEV AUTH REV	5.00	3/1/2017	N		AA-	1,166,752	1,293,977
TN	Revenue	880550MK1	TENNESSEE ST LOC DEV AUTH REV	5.00	3/1/2017	N		AA-	506,797	544,661
TN	Revenue	880557F81	TENNESSEE ST SCH BD AUTH	5.00	5/1/2021	Y	AA	AA	1,375,189	1,392,758
TX	GO	074509E22	BEAUMONT TEX	5.00	3/1/2019	Y	AA-	AA-	1,843,346	1,925,556
TX	GO	074509E30	BEAUMONT TEX	5.00	3/1/2020	Y	AA-	AA-	1,876,185	1,945,551
TX	GO	217482YL6	COPPELL TEX	5.00	2/1/2017	Y	AA+	AA+	1,356,865	1,418,992
TX	GO	217482YM4	COPPELL TEX	5.00	2/1/2018	Y	AA+	AA+	1,277,002	1,336,986
TX	GO	217489YA5	COPPELL TEX INDPT SCH DIST	0.00	8/15/2011	N		AAA	982,134	996,870
TX	GO	269695Y30	EAGLE MTN & SAGINAW TEX INDPT	5.00	8/15/2022	N		AAA	1,578,941	1,613,693
TX	GO	271515RJ9	EAST CENTRAL TEX INDPT SCH DIS	5.00	2/15/2019	N		AAA	1,362,298	1,433,808
TX	GO	358775UH5	FRISCO TEX	5.00	2/15/2013	Y	AA	AA+	2,108,029	2,203,753
TX	GO	366155QL6	GARLAND TEX INDPT SCH DIST	5.00	2/15/2022	N		AAA	1,034,764	1,056,790
TX	GO	414003Q71	HARRIS CNTY TEX	8.00	8/15/2011	Y	AAA	AAA	411,535	418,576
TX	GO	414004XR7	HARRIS CNTY TEX	5.00	10/1/2011	N		AAA	2,410,633	2,456,724
TX	GO	4423305K8	HOUSTON TEX	5.00	3/1/2011	Y	AA	AA	1,201,965	1,208,724

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

TX	GO	44236PFF0	HOUSTON TEX CMNTY COLLEGE	5.00	2/15/2027	N		AA+	515,536	489,003
TX	GO	4424024T7	HOUSTON TEX INDPT SCH DIST	5.00	2/15/2019	N		AAA	16,007,847	17,066,379
TX	GO	4424026G3	HOUSTON TEX INDPT SCH DIST	5.00	2/15/2021	N		AAA	2,825,612	2,937,615
TX	GO	4813042Q5	JUDSON TEX INDPT SCH DIST	5.00	2/1/2019	Y	AA-	AA-	1,555,782	1,604,812
TX	GO	511074JX5	LAKE TRAVIS TEX INDPT SCH DIST	5.00	2/15/2021	N		AAA	2,032,663	2,145,977
TX	GO	581663X63	MCKINNEY TEX INDPT SCH DIST	5.00	2/15/2021	N		AAA	798,678	819,026
TX	GO	702316R77	PASADENA TEX	5.00	2/15/2020	Y	AA-	AA	1,420,733	1,476,909
TX	GO	7342602A9	PORT HOUSTON AUTH TEX HARRIS C	5.00	10/1/2027	N		AAA	3,047,453	2,877,270
TX	GO	7342602B7	PORT HOUSTON AUTH TEX HARRIS C	5.00	10/1/2028	N		AAA	2,572,972	2,420,145
TX	GO	734260Z96	PORT HOUSTON AUTH TEX HARRIS C	5.00	10/1/2026	N		AAA	2,792,134	2,631,900
TX	GO	780869NY5	ROYSE CITY TEX INDPT SCH DIST	5.00	8/15/2026	N		AAA	1,613,918	1,499,875
TX	GO	780869NZ2	ROYSE CITY TEX INDPT SCH DIST	5.00	8/15/2027	N		AAA	2,813,817	2,615,284
TX	GO	806640PP7	SCHERTZ-CIBOLO-UNVL CITY TEX	5.00	2/1/2021	N		AAA	2,521,620	2,603,591
TX	GO	882721LS0	TEXAS ST	5.00	4/1/2019	N		AA+	474,601	494,699
TX	GO	882721NQ2	TEXAS ST	5.00	4/1/2022	N		AA+	2,095,975	2,121,880
TX	GO	882721R96	TEXAS ST	5.00	4/1/2026	N		AA+	1,464,643	1,366,001
TX	GO	882722QR5	TEXAS ST	5.00	8/1/2025	N		AA+	1,276,034	1,205,048
TX	GO	969887TU2	WILLIAMSON CNTY TEX	5.00	2/15/2019	Y	AA+	AA+	4,152,040	4,378,440
TX	GO	969887TV0	WILLIAMSON CNTY TEX	5.00	2/15/2020	Y	AA+	AA+	258,927	267,165
TX	Prerefunded	442352AU4	HOUSTON TEX AREA WTR CORP	5.13	3/1/2032	Y	AAA	AAA	1,774,197	1,842,330
TX	Prerefunded	442402Y23	HOUSTON TEX INDPT SCH DIST	5.75	7/15/2014	Y	AAA	AAA	3,503,102	3,550,740
TX	Prerefunded	442402Y56	HOUSTON TEX INDPT SCH DIST	5.75	7/15/2017	Y	AAA	AAA	2,284,632	2,315,700
TX	Prerefunded	463831AK3	IRVING TEX WTRWKS & SWR REV	5.00	8/15/2013	Y	AA	AA+	1,636,607	1,691,616
TX	Prerefunded	486062A51	KATY TEX INDPT SCH DIST	5.25	2/15/2025	N		AAA	401,103	402,412
TX	Revenue	235036FP0	DALLAS FORT WORTH TEX INTL ARP	5.50	11/1/2020	Y	A+	A+	1,911,207	1,905,688
TX	Revenue	235241ML7	DALLAS TEX AREA RAPID TRAN SAL	5.00	12/1/2023	N		AA	1,156,434	1,093,500
TX	Revenue	235416Z23	DALLAS TEX WTRWKS & SWR SYS RE	5.00	10/1/2025	N		AA+	1,959,117	1,873,865
TX	Revenue	235416Z56	DALLAS TEX WTRWKS & SWR SYS RE	5.00	10/1/2028	N		AA+	1,932,021	1,815,468
TX	Revenue	442435YM9	HOUSTON TEX UTIL SYS REV	5.00	11/15/2018	N		AA-	1,495,692	1,423,900
TX	Revenue	54810C6R6	LOWER COLO RIV AUTH TEX REV	5.00	5/15/2021	N		A	1,705,394	1,610,505
TX	Revenue	54810C6Y1	LOWER COLO RIV AUTH TEX REV	5.00	5/15/2019	N		A	2,024,220	1,930,058
TX	Revenue	54810C6Z8	LOWER COLO RIV AUTH TEX REV	5.00	5/15/2020	N		A	1,446,267	1,361,125
TX	Revenue	876443BC5	TARRANT REGL WTR DIST TEX WTR	5.00	3/1/2011	Y	AA+	AA+	1,001,959	1,006,950
TX	Revenue	882135S31	TEXAS A & M UNIV REVS	5.00	5/15/2025	N		AA+	2,658,674	2,614,816
TX	Revenue	882555XM2	TEXAS MUN PWR AGY REV	5.00	9/1/2021	N		A	1,121,235	1,073,910
TX	Revenue	882555XN0	TEXAS MUN PWR AGY REV	5.00	9/1/2022	N		A	1,653,392	1,592,370
TX	Revenue	882555XR1	TEXAS MUN PWR AGY REV	4.00	9/1/2025	N		A	1,943,328	1,830,233

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

TX	Revenue	882555XS9	TEXAS MUN PWR AGY REV	5.00	9/1/2026	N		A	2,262,487	2,165,805
TX	Revenue	88283LCS3	TEXAS ST TRANSN COMMN	5.00	4/1/2022	N		AAA	2,608,731	2,684,650
TX	Revenue	88283LEK8	TEXAS ST TRANSN COMMN	5.00	4/1/2020	N		AAA	587,880	584,648
TX	Revenue	914301J64	UNIVERSITY HOUSTON TEX UNIV	5.00	2/15/2026	N		AA-	1,413,599	1,286,888
UT	GO	795574NA6	SALT LAKE CITY UTAH	5.50	6/15/2011	N		AAA	3,300,462	3,327,587
UT	GO	917542MH2	UTAH ST	5.00	7/1/2015	N		AAA	4,576,899	4,997,845
UT	Prerefunded	917547NJ6	UTAH ST BLDG OWNERSHIP AUTH LE	5.00	5/15/2020	N		AAA	408,639	415,840
UT	Revenue	79560QAR9	SALT LAKE CITY UTAH SALES TAX	5.00	10/1/2019	Y	AA+	AA+	5,433,553	5,662,550
UT	Revenue	795685BT2	SALT LAKE CNTY UTAH SALES TAX	5.00	8/1/2011	N		AAA	1,670,551	1,702,430
UT	Revenue	917396AL7	UTAH CNTY UTAH SALES TAX REV	5.00	11/1/2016	Y	AA+	AA+	1,627,819	1,738,434
UT	Revenue	917396AM5	UTAH CNTY UTAH SALES TAX REV	5.00	11/1/2017	Y	AA+	AA+	1,435,088	1,514,124
UT	Revenue	91754CBA7	UTAH ST BRD REGTS AUXILIARY &	5.00	4/1/2018	Y	AA	AA	3,207,335	3,316,664
UT	Revenue	91755NQB4	UTAH ST HSG FIN AGY	5.40	7/1/2020	N		AAA	9,883	10,036
VA	GO	015302ZV7	ALEXANDRIA VA	5.00	6/15/2019	N		AAA	1,080,077	1,165,020
VA	GO	655867BG3	NORFOLK VA	5.00	6/1/2013	Y	AA	AA	2,049,226	2,194,220
VA	Revenue	92817LGJ6	VIRGINIA ST RES AUTH CLEAN WTR	4.75	10/1/2022	N		AAA	4,120,787	4,272,880
VA	Revenue	927781VV3	VIRGINIA COLLEGE BLDG AUTH VA	5.00	9/1/2025	N		AA	2,265,000	2,151,818
VA	Revenue	92817QVR0	VIRGINIA ST RES AUTH INFRASTRU	4.97	11/1/2024	N		AAA	750,000	767,310
VT	Revenue	924195WR7	VERMONT HSG FIN AGY SINGLE FAM	5.90	5/1/2019	Y	BB+	AA-	45,000	45,025
VT	Revenue	924195YT1	VERMONT HSG FIN AGY SINGLE FAM	5.55	11/1/2021	Y	BB+	AA-	180,018	180,099
VT	Revenue	9242113E3	VERMONT MUN BD BK	5.00	12/1/2018	Y	AA	AA	2,168,037	2,243,611
VT	Revenue	9242113D5	VERMONT MUN BD BK	5.00	12/1/2017	Y	AA	AA	1,049,641	1,096,050
VT	Revenue	9242113G8	VERMONT MUN BD BK	5.00	12/1/2020	Y	AA	AA	2,153,412	2,195,425
VT	Revenue	9242113K9	VERMONT MUN BD BK	5.00	12/1/2022	Y	AA	AA	2,010,846	2,032,543
WA	GO	006122FU4	ADAMS CNTY WASH JT CONS SCH	5.00	12/1/2019	Y	A+	AA+	1,615,294	1,714,440
WA	GO	49474EZH9	KING CNTY WASH	5.00	1/1/2012	N		AA+	1,484,944	1,536,812
WA	GO	495098SA4	KING CNTY WASH SCH DIST NO 405	5.00	12/1/2018	Y	AA+	AA+	7,378,689	7,686,376
WA	GO	495260UV1	KING CNTY WASH SCH DIST NO 414	5.00	12/1/2024	Y	AA	AA	1,087,884	1,056,950
WA	GO	720356XM1	PIERCE CNTY WASH	5.00	12/1/2020	Y	AA-	AA-	1,501,630	1,540,196
WA	GO	720424VD9	PIERCE CNTY WASH SCH DIST NO 0	5.00	12/1/2018	Y	AA	AA+	5,193,991	5,554,700
WA	GO	886172LM5	THURSTON CNTY WASH SCH DIST NO	5.00	12/1/2020	Y	AA	AA+	7,730,405	7,916,816
WA	GO	93974A7Q1	WASHINGTON ST	5.00	1/1/2020	Y	AA+	AA+	4,100,400	4,290,480
WA	GO	93974AH72	WASHINGTON ST	5.00	1/1/2015	Y	AA+	AA+	1,543,288	1,651,590
WA	GO	93974BCM2	WASHINGTON ST	5.00	1/1/2017	Y	AA+	AA+	2,614,134	2,775,750
WA	GO	93974BL42	WASHINGTON ST	5.00	7/1/2026	N		AA+	3,103,758	2,990,156
WA	GO	93974BLA8	WASHINGTON ST	5.00	1/1/2021	Y	AA+	AA+	2,155,991	2,232,510
WA	GO	93974BP97	WASHINGTON ST	5.00	7/1/2030	N		AA+	4,308,669	4,168,224

				COUPON	MATURITY	INSURED?	AS RATED,	AS	$ AMORTIZED	$ FAIR
STATE	SUBSECTOR	CUSIP#	ISSUER	RATE	DATE	(Y or N)	IF UNINSURED	RATED	COST	VALUE
							(for 'Y's only)

WA	GO	93974CRP7	WASHINGTON ST	5.00	1/1/2020	N		AA+	5,397,424	5,125,320
WA	Prerefunded	181144PK6	CLARK CNTY WASH SCH DIST NO 03	5.75	12/1/2015	N		AAA	411,409	419,664
WA	Revenue	259561HH4	DOUGLAS CNTY WASH PUB UTIL	5.25	9/1/2016	Y	AA-	AA-	1,204,356	1,259,809
WA	Revenue	29270CFF7	ENERGY NORTHWEST WASH ELEC REV	5.50	7/1/2012	Y	AA	AA	2,043,732	2,143,620
WA	Revenue	29270CLX1	ENERGY NORTHWEST WASH ELEC REV	5.00	7/1/2020	N		AA	1,058,116	1,139,860
WA	Revenue	495289WE6	KING CNTY WASH SWR REV	5.00	1/1/2028	N		AA	1,367,553	1,286,188
WA	Revenue	495289WF3	KING CNTY WASH SWR REV	5.00	1/1/2029	N		AA	1,085,742	1,026,630
WA	Revenue	735389PP7	PORT SEATTLE WASH REV	5.00	2/1/2024	N		A+	1,279,818	1,222,950
WA	Revenue	735389PR3	PORT SEATTLE WASH REV	5.00	2/1/2022	N		A+	1,042,626	1,003,650
WA	Revenue	735389PS1	PORT SEATTLE WASH REV	5.00	2/1/2023	N		A+	1,805,953	1,727,915
WA	Revenue	735397BN0	PORT SEATTLE WASH SPL FAC REV	5.00	6/1/2011	Y	A-	A-	502,206	504,160
WA	Revenue	812728MZ3	SEATTLE WASH WTR SYS REV	5.00	2/1/2021	Y	AA+	AA+	1,572,733	1,615,290
WA	Revenue	812728NC3	SEATTLE WASH WTR SYS REV	5.00	2/1/2024	Y	AA+	AA+	1,919,447	1,853,438
WI	GO	602409GM0	MILWAUKEE WIS MET SEW DIST	5.00	10/1/2024	N		AA+	2,169,451	2,079,691
WI	GO	977056X47	WISCONSIN ST	5.00	5/1/2013	Y	AA	AA	1,019,753	1,052,930
WI	GO	97705LFZ5	WISCONSIN ST	5.00	5/1/2018	Y	AA	AA	2,855,062	3,019,500
WI	GO	97705LMA2	WISCONSIN ST	5.00	5/1/2021	Y	AA	AA	785,236	814,133
WI	GO	97705LNA1	WISCONSIN ST	5.00	5/1/2019	Y	AA	AA	21,181,151	22,487,942
WI	Revenue	392629AR2	GREEN BAY BROWN CNTY	5.00	2/1/2017	Y	AA	AA	373,613	376,271
WI	Revenue	97689PRR1	WISCONSIN HSG & ECONOMIC DEV A	5.20	7/1/2018	N		AA	9,944	10,001
WI	Revenue	976904HQ8	WISCONSIN HSG & ECONOMIC DEV A	5.30	11/1/2018	Y	AA-	AA-	153,883	155,029
WI	Revenue	977092EZ4	WISCONSIN ST CLEAN WTR REV	5.25	6/1/2012	N		AA+	1,185,124	1,239,979
WI	Revenue	977092PF6	WISCONSIN ST CLEAN WTR REV	5.00	6/1/2020	N		AA+	3,908,666	4,055,610
WI	Revenue	977092PG4	WISCONSIN ST CLEAN WTR REV	5.00	6/1/2021	N		AA+	3,083,508	3,171,374
WI	Revenue	97710NS64	WISCONSIN ST HEALTH & EDL FACS	5.50	2/15/2020	N		A-	221,577	235,009

	GRAND TOTAL								1,058,064,622	1,068,526,960

	TOTAL PREREFUNDED								85,329,668	88,676,212
	TOTAL REVENUE								584,274,625	583,823,145
	TOTAL GENERAL OBLIGATION*								388,460,330	396,027,604

	GRAND TOTAL								1,058,064,622	1,068,526,960

	TOTAL INSURED								540,420,063	554,533,284
	TOTAL UNINSURED								517,644,559	513,993,676

	GRAND TOTAL								1,058,064,622	1,068,526,960

*	— Denoted as “GO” in the above table.

APPENDIX C
ALLEHANY CORPORATION — CONSOLIDATED MUNICIPAL BOND HOLDINGS AS OF 12/31/2010
Special Revenue Bonds: Summary of Revenue Sources

	$ Amortized Cost	$ Fair Value

Electric revenue	71,824,997	72,572,724
Sales tax revenue	65,806,692	67,116,543
Air/port revenue	61,811,701	59,692,111
College revenue	57,978,761	57,426,578
Water revenue	49,524,629	50,011,181
Misc. revenue	39,057,717	39,628,844
Highway tolls	34,034,734	34,745,127
Sewer revenue	33,472,225	33,457,886
Lease revenue	30,583,504	30,651,899
Income tax revenue	27,779,925	26,996,997

Total top ten revenue sources	471,874,885	472,299,890

All other revenue sources	112,399,740	111,523,255

Grand total revenue bonds	584,274,625	583,823,145

Other-than revenue bonds	473,789,997	484,703,815

Grand total muni bonds	1,058,064,622	1,068,526,960

C-1

APPENDIX D
Financial Guaranty Insurance. Approximately ____ percent (or approximately $_____ million) of debt securities, predominantly municipal obligations, contained in our debt securities portfolio is insured by financial guaranty insurance companies. The purpose of this insurance is to increase the credit quality of the debt securities and their credit ratings discussed above. If the obligations of these financial guarantors ceased to be valuable, either through a credit rating downgrade or default, these debt securities would likely receive lower credit ratings by the rating agencies that would reflect the creditworthiness of the various obligors as if the debt securities were uninsured. The primary financial guaranty insurance companies currently providing insurance coverage to our debt security portfolio include Ambac Financial Inc., MBIA Inc., Assured Guaranty Inc. and Financial Guaranty Insurance Company.
The following table summarizes the credit quality of our portfolio as rated, and rated as if the debt securities were uninsured, as of March 31, 2011:

% of Debt Securities
Portfolio
rated if as
	as rated	uninsured
Aaa /AAA
Aa / AA
A / A
Baa / BBB
Below Baa / BBB
Not rated

D-1